

Mail Stop 3628

March 19, 2007

By Facsimile 212-310-8007 and U.S. Mail

David E. Zeltner, Esq.
Weil, Gotshal & Manges LLP
757 Fifth Avenue
New York, NY 10153

Re: **Comverse Technology, Inc.**
       Schedule TO-I filed March 2, 2007

       File No. 005-39315

Dear Mr. Zeltner:

We have the following comment on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We may have additional comments after reviewing your responses to our comment. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase
General

1. We note your disclosure that you expect to announce the company's unaudited financial results for the fiscal year ended January 31, 2007 this week. Please tell us why you believe that the information you expect to furnish to shareholders with respect to the company's financial position is sufficient to allow them to make an informed investment decision.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your filings in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please be advised that, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions